8/31

05010894

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TriVision Int'l Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

SEP 01 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4501 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/31/05

TRI·VISION

INTERNATIONAL LTD./LTEE

82-4501

AR/S

3-31-05

2005

ANNUAL REPORT

LETTER TO THE SHAREHOLDERS



Dear Fellow Shareholder,

Tri-Vision's Board of Directors strongly endorses the operational strategy and direction outlined by the President in his message to you. One of the directions that the board has adopted is a commitment to improved corporate governance practices. The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation, and to the well-being of the Corporation and its shareholders.

Our Board of Directors has established three standing committees to which certain Board responsibilities have been delegated. The Audit Committee consists entirely of outside Directors and has the responsibility of reviewing the Corporation's financial statements and its internal controls, reviewing the work of the Corporation's independent auditors and reporting thereon to the board of directors.

The Compensation and Governance Committee consists of outside Directors and is responsible for Board compensation, Board performance and appointment of senior management, including development and implementation of the Corporation's approach to corporate governance and the consideration of governance issues.

The Research and Development Committee's mandate is to deal with intellectual property issues, which includes the development of new inventions and various patentability issues. This committee is composed of Timothy Collings, Inventor of the v-chip as its Chairman and two other Directors

In 2005, Tri-Vision's management team significantly advanced the licensing of its V-chip technology with 27 licenses now in place. The Company's progress was influenced considerably by matters that developed as a result of actions by the Federal Communications Commission (FCC) and a number of other significant, influential groups that lobbied for the future of parental controls, ratings systems and the V-chip.

The cause with which Tri-Vision has always been aligned, that of ensuring that the quality of television programming to which children are exposed can be controlled by parents, has been a consistent motivator in the Company's decision making process. It has been the driving force behind the licensing campaign which Tri-Vision has executed over several years.

Success can often appear to be elusive but, with perseverance, the dedication of all and a focus on goals, success can be achieved. Tri-Vision's success thus far, in licensing its technology in Canada and the US, has been exemplary. We finished fiscal 2005 with a strong cash position—just over $ 5.2 million.

In fiscal 2006 we will continue our licensing efforts and the coming year promises to bring the Company much closer to its goal of licensing ALL manufacturers selling V-chip equipped receivers in Canada and the United States. The Tri-Vision team's dedication and hard work are all designed to bring the positive results we see forthcoming.

In the interest of protecting both its Patents and its Licensees, the Company has undertaken legal action where manufacturers or retailers have demonstrated an unwillingness to license its V-chip technology. Success has been achieved with some of these actions and we are confident of further success in the future.

While financial results have been disappointing, the opportunity presented by our licensing program positions Tri-Vision well for future growth .

Fortunately, the decision has been made to ensure that Tim Collings' vision of flexibility will be part of V-chip requirements for the foreseeable future and it will be available to meet the challenges parents and the industry will face as the transition to digital television occurs. Tri-Vision believes that it will see the financial return from this enshrinement until the expiry of its Patents in 2016.

I am proud of the efforts of our Board, the management team and our wonderful group of employees. I thank you for your dedication, your loyalty and your enduring optimism. To our shareholders, I thank you for your continued support and I commit our full efforts to you to enhance the value of your ownership interest.

Sincerely,

Najmul H. Siddiqui
Chairman of the Board & Chief Executive Officer

MESSAGE FROM THE PRESIDENT, TRI-VISION ELECTRONICS INC.



I write this message to you at a time when every one is wondering about our licensing efforts of the digital V-Chip technology. I am happy to report to our shareholders that the progress we have made during this past year has been very fruitful and encouraging. We have been able to handle and respond quickly to the manufacturing community in Japan, Korea, Taiwan, China and other Asian countries resulting in creating an atmosphere which looks very promising and exciting.

The Government of the United States made the decision to provide parents in America the flexibility they deserve in dealing with the digital world that is upon us. Professor Tim Collings' vision of flexibility in parental control of television programming is being realized. I have spent much of the last year informing the digital electronics industry of the requirements they need to incorporate in their technology.

Few people realize how much is required to meet the various deadlines involved in the fast tracking of the digital transition in the United States. Tri-Vision's V-chip is but one small part of a myriad of changes manufacturers must make if America is to have the digital electronics they are demanding and the government is insisting be made available.

I know that Tri-Vision has taken the correct approach in its licensing campaign. Those I speak with in the various countries I have visited understand our approach and the role our V-chip technology must play in the future of digital television in America. The contracts we are signing are complicated; they cover more than a decade in time and will provide our Company with significant value.

We no longer are looking at "television sets" from a handful of big names in Japan. We are now dealing with hundreds of companies in a half dozen countries, primarily around the Pacific Rim. In fact, the term **"digital television receiver"** has replaced the term "**television set"** and our contracts will cover products that have not even been invented yet.

I am delighted to be part of this exciting revolution. I maintain my commitment to shareholders to continue working on their behalf until every contract has been signed and our revenue from those finalized contracts has been maximized. Our planning is and has been consistent and well thought out and our success is inevitable.

Sincerely,

Toshinori Ikebe
President

FINANCIAL REVIEW

The following Management's Discussion and Analysis (MD&A) has been prepared to help shareholders understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks and opportunities, and performance measures that are relevant to the Company's operations. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of its financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that its financial information is complete and reliable. The Audit Committee of the Board of Directors has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administration. The discussion, which has been prepared as of June 22, 2005 should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2005, including the notes thereto, presented elsewhere in this annual report. This discussion contains certain "forward-looking statements" that involve inherent risks and uncertainties. The Company's actual results may differ materially from those anticipated in such forward-looking statements.

Additional information relating to Tri-Vision International Ltd./Ltée, including our Annual Information Form, can be found on **SEDAR at** www.sedar.com.

This management discussion and analysis is dated June 22, 2005.

All dollar amounts are in Canadian Dollars.

FORWARD-LOOKING STATEMENTS:

Our MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words "anticipate", "estimate", "expect", "provide", and "intend" and statements that an event or result "may", "will", "should'" "could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance or demands for new products, the impact of the product and pricing strategies of competitors, delays in developing and launching new products, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in forward-looking statements. Many risks are inherent in the cable television industry; others are more specific to our Company. Investor's should consult the "Risks and Uncertainties" section of our MD&A as well as our Company's ongoing quarterly filings, annual reports and Annual Information Form for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

BUSINESS OVERVIEW:

The Company designs, develops and sells its cable television (CATV) products, including the licensing of its V-Chip technology, through its wholly-owned subsidiary, Tri-Vision Electronics Inc. All business is conducted in one business segment with two core areas, traditional CATV products and V-Chip licensing. During fiscal 2005, management focused on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries, which resulted in the entering into of the following new licensing agreements.
- (US Patent- Orion America Inc., Korat Denki Ltd., World Electric (Thailand) Ltd., Erae Electronics Inc., Seiko Epson Corporation and Pioneer Corporation.)
- (Canadian Patent- Orion America Inc., Korat Denki Ltd., World Electric (Thailand) Ltd., Toshiba of Canada Limited., Erae Electronics Inc., and Seiko Epson Corporation.)

We have recently commenced a detailed review of our existing CATV operations with the assistance of outside consultants with a view to maximizing our CATV sales and introducing new complementary products. We expect this review to be completed in the second quarter of fiscal 2006.

We are continuing our efforts to increase our licensing revenue of the V-Chip in the United States. The recent steps taken by the Advance Television Standards Committee ("ATSC") of the Consumer Electronics Association in the United States are supportive of rapid transition to digital television. Management believes that this transition to digital television will provide greater support for Tri-Vision's V-Chip technology and we anticipate that this will play a significant role in enhancing the revenue capability of the Company.

We intend to pursue a variety of marketing programs to enhance our visibility in the CATV marketplace.

Our objectives for fiscal 2006 are as follows:

1. To expand our penetration of V-Chip licensing following the commencement of transition to digital television.
2. To increase the sales base of our traditional CATV products and to introduce new complementary products.

RESULTS OF OPERATIONS:

(In thousands of Cdn. dollars, except per share information)

		2005	2004
Revenues		$7,845	$11,271
Gross profit		$2,860	$5,651
Gross profit %		36.46%	50.14 %
EBITDA		$798	$ 3,060
EBITDA %		10.17%	27.15 %
Net Income / (loss)		($1,215)	$ 1,183
Net income/ (loss) %		(15.49%)	10.5 %
Per share information			
EBITDA		$0.015	$ 0.057
Net (loss) income		($0.022)	$ 0.022
Weighted average shares outstanding (in thousands)	- basic	54,576	53,804
	- diluted *	55,652	55,415

* In periods of net loss, including potential common shares in the computation of the diluted per share amount would have anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used in the computation of the diluted per share amount.

Operating Results for the year ended March 31, 2005 compared to 2004

Revenue

Revenue for the year ended March 31, 2005 decreased by 30.4% to $7,845,000 compared to $11,271,000 reported in fiscal 2004. Royalty revenues were lower in fiscal 2005 as compared to fiscal 2004. Of the total revenues for 2005, $2,206,000 related to V-Chip licensing, as compared to $5,827,000 in fiscal 2004. The primary reason for the decline is that V-Chip licensees are in the process of winding down low priced analog television production and ramping up DTV manufacturing which provides much higher revenues despite initially lower per unit sales. Tri-Vision revenues which are fixed per unit suffer. Less than 10% of all DTV products sold to date (since the DTV transition began) include the over-the-air (OTA) digital tuners which are a necessary component to the FCC mandated upgradeability or open V-Chip that is the primary basis of Tri-Vision's United States Patent licensing expectations. The FCC has mandated that all OTA digital receiver products must include open V-Chip technology no later than March 15, 2006. As of July 1, 2005 all digital televisions with display greater than 36 inch, as well as 50% of digital televisions between 25 inches and 36 inches, must include OTA digital tuners. In addition, the FCC recently mandated that all digital televisions between 25 inch and 36 inch must include OTA digital tuners by March 1, 2006 and have proposed that all digital receiver products include OTA digital tuners by December 31, 2006.

Gross profit margin

The Company's gross profit margin decreased to 36.46% for the year ended March 31, 2005 compared to 50.14% in 2004 due to significantly lower high-margin licensing revenue

Research and development costs

Net research and development expenses were $1,284,000 for the year ended March 31, 2005 as compared to $892,000 in 2004. The focus of the current year's expenditures was on the development of a non temperable electronic power meter for use in Canada. It is anticipated that this product will be available for commercial sale in third quarter of fiscal 2006.

Included in the research and development expenses for fiscal 2005 is also an amount of $ 319,000 (2004-$79,000) for deferred development costs of projects written-off as these projects are no longer being persued..

Foreign exchange loss

The Company has adopted a policy of minimizing the risk relating to foreign exchange. This policy calls for the Company retaining 50% of all US denominated receipts to fund US denominated expenses and converting the remaining 50% into Canadian dollars immediately upon receipt. This helps in hedging the impact of any fluctuations in the exchange rate between the two currencies during the year.

Selling, general & administrative expenses

Selling, general & administrative expenses were $2,439,000 for the year ended March 31, 2005 compared to $2,780,000 in 2004. The decrease is primarily due to the reversal of a provision for legal expenses relating to licensing revenue set up in prior years which has been determined to no longer be payable.

Net income

Net loss after taxes was $1,215,332 ($0.022 per share) for the year ended March 31, 2005 compared to net income of $1,183,158 ($0.022 per share) in 2004. Net loss is for the most part attributable to lower royalty revenue as compared to the prior year. The continued improvement in the Canadian dollar relative to the US dollar during the fiscal year also had a negative impact on net income. The exchange loss as at March 31, 2005 was $229,837 compared to a loss of $502,730 in fiscal 2004.

Earnings before interest, income tax and depreciation & amortization (EBITDA)

Earnings before interest, income tax and non-cash depreciation and amortization costs for the year ended March 31, 2005 was $798,000 ($0.015 per share) compared to $3,060,000 ($0.057 per share) in 2004.

EBITDA data is provided to better reflect the Company's results from operational activities. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

Income taxes

We have accumulated tax losses which are available to reduce our future taxable income. Our tax benefits have not been recognized as we have fully provided for them by a valuation allowance.

Working capital

Working capital ratios at March 31, 2005 and 2004 were 8.0:1 and 6.1:1, respectively. Working capital increased in the current year compared to the previous fiscal year. Net working capital and cash flow from operations are adequate for the Company's current needs.

LIQUIDITY AND CAPITAL RESOURCES:

Operating activities:

The Company had a net unrestricted cash balance and interest bearing deposits of $5,218,147 as at March 31, 2005 compared to $4,610,296 as at March 31, 2004. Cash flow from operating activities for the year ended March 31, 2005 was $904,226 compared to $2,394,407 in 2004.

Investing activities:

An amount of $4,000,000 was used for interest bearing deposits, $1,068,589 for restricted term deposits and $101,695 for capital assets in the year ended March 31, 2005 as compared to $794,890 for restricted term deposits and 193,913 in deferred development cost in 2004. In 2004, we also used a portion of our cash ($2,150,230) to acquire the land, building and equipment comprising of our head office.

The Company used a total of $5,170,284 in investing activities in the 2005 fiscal year as compared to $3,139,033 in fiscal 2004.

Financing activities:

During fiscal 2005, $572,750 was raised as a result of issuing common shares when certain options were exercised during the current fiscal year ($103,500 in fiscal 2004). The total net cash generated from financing activities in fiscal 2005 was $349,481 compared to net cash generation of $1,334,420 in fiscal 2004.

Management believes that the Company's cash resources will be sufficient to fund its normal working capital requirements for at least the next 12 months. However, additional funding may be required to support special projects and initiatives which the Company may decide to pursue during the 2006 fiscal year.

The Company has borrowing facilities of $2,000,000 from Royal Bank of Canada. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and indemnity agreements with respect to issuance of standby letters of credit. The Company does not plan any significant capital expenditure during the coming fiscal year and there are no long-term capital requirements at present.

CRITICAL ACCOUNTING ESTIMATES:

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis. Our critical accounting estimates include revenue recognition, the recording of research and development costs, inventories, V-Chip license and patents, stock based compensation plan, provision for legal costs, future income taxes and litigation.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over 17 years for costs related to V-Chip technology development, and a range of 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

Inventories:

Accounting estimates are used to establish provisions against the full cost of finished goods inventories, raw materials, parts and supplies. The provisions are evaluated by individual products based on two criteria:

1. Identifying slow moving items based on ageing and anticipated sales; and
2. Identifying specific inventory items which have become obsolete and require provision.

V-Chip license & patents:

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. When the net carrying amount of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount. No adjustment was required in the current year.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 9 to the audited consolidated financial statements. Effective April 1, 2002, stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. The stock-based compensation awarded to employees and directors require a pro-forma disclosure as if such awards were exercised using the fair value method.

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereas stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. These and other disclosures are outlined in note 9 to the audited consolidated financial statements. Any consideration paid on the exercise of stock options is credited to capital stock.

Future income taxes:

The Company has substantial future income tax credits as at March 31, 2005. The Company has set up a full provision against these income tax credits on the basis that there is uncertainty in terms of the ability to utilize them.

Legal claims filed by Tri-Vision:

The Company filed a claim of infringement against Jutan International Limited, a Toronto based TV manufacturer, on July 5, 2004. The Company claimed both injunctive and monetary relief. Default judgment has been obtained against the defendant, so liability issues are not in dispute. We are now attempting to ascertain the exact number of infringing units. Management has not set up any possible revenue in the current financial statements as the claim had not been quantified as at March 31, 2005.

Legal claims filed by Tri-Vision subsequent to year end:

a) The Company filed a claim of infringement against Best Buy Canada Ltd. on April 25, 2005. The Company has claimed both injunctive and monetary relief. Best Buy has not as yet served its statement of defense. It is difficult to anticipate the quantum of damages at this time as it is not apparent how many infringing units were sold by Best Buy. It is the opinion of Company's legal counsel that it is difficult to evaluate or estimate the amount of damages that Tri-Vision may be able to recover from this litigation therefore, management has not set up any possible revenue in the current financial statements as at March 31, 2005.

b) The Company filed a claim of infringement against Brick Warehouse Corporation on April 25, 2005. Management has claimed both injunctive and monetary relief. Brick has indicated that they would prefer to settle this litigation and have not as yet served statement of defense. It is difficult to anticipate the quantum of damages at this time as it is not apparent how many infringing units were sold by the Brick. It is the opinion of Company's legal counsel that it is difficult to evaluate or estimate the amount of damages that Tri-Vision may be able to recover from this litigation therefore, management has not set up any possible revenue in the current financial statements as at March 31, 2005.

RISK AND UNCERTAINTIES:

The Company's future prospects are substantially dependent upon the successful exploitation of the V-Chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company invests in R & D projects on a continuous basis. It is possible that the projects that get developed successfully may not come to fruition and generate future sales for the Company as anticipated.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its CATV products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's costs are denominated in U.S. dollars.

.OFF-BALANCE SHEET ARRANGEMENTS:

The Company is not party to any material off-balance sheet arrangements.

The Company has provided a standby letter of credit for the total potential obligation exposure of US $1,671,000 collateralized by the same amount of restricted term deposits. The amount increased to US $1,958,000 subsequent to the receipt of the last payment on May 31, 2005. The contingent obligation has been disclosed in note 17.

The Company has an outstanding non-cancellable purchase order in the amount of US$237,440 issued to a vendor for purchase of certain material which is in abeyance awaiting finalization of sales order.

CONTRACTUAL OBLIGATION:

The Company has no contractual obligation except for the arrangements with a licensee to pay for a portion of legal expenses incurred by the licensee in defending Patent Infringement claims relating to the licensed technology. Further details are disclosed in Note 17.

RELATED PARTY TRANSACTIONS:

1. On December 12, 2003, the Company purchased the land and head office building at 41 Pullman Court, Toronto, Ontario from a related partnership (Tri-Venture Investments). Some of the partners of Tri-Venture Investments are also directors and officers of the Company. The purchase price of $1,900,000 was determined by the Board of Directors after obtaining two independent appraisals and reflects fair market value. After including costs of purchase, the property has been recorded as land at $939,000 and building at $1,091,017. Previously, the Company leased the property from Tri-Venture Investments on a month to month basis. Total rental costs paid to Tri-Venture Investments in 2004 were $125,323. At March 31, 2005, accounts receivable includes $22,000 (2004-nil) due from Tri-Venture Investments for reimbursable expenses paid on its behalf by the Company.
2. During fiscal 2005, legal fees of $15,900 (2004 - $150,450) were paid to a law firm, one of the partners of which is a director of the Company.
3. During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,199 (2004 - $19,214) is still outstanding and is included in Accounts Receivable. The advances are unsecured, non-interest bearing and due on demand.
4. During fiscal 2005, the Company paid one of its directors $72,500 (2004 – $60,000) for technical consulting services.

DISCLOSURE CONTROLS:

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. They are assisted in this responsibility by the director of Corporate Communications who serves as the Company's Investor Relations Officer. All three executives sit on the Company's Disclosure Policy Committee ("DPC"). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of the Company's senior management team and the location of all staff in one corporate office.

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as of March 31, 2005, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

OUTLOOK:

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-Chip technology. The 2005 fiscal year marked a transition for Tri-Vision as it firmed up its V-Chip licensing while at the same time directing its future focus on exporting new technologies, primarily to various Asian and Middle Eastern countries as well as to the European Economic Community.

Recent steps taken by the ATSC are supportive of a rapid transition to digital television. Management of the Company believes that the transition to digital television will provide greater support for, and an easier route to, the introduction of Tri-Vision's V-Chip technology into all television sets sold in the U.S. (13 inches or larger).

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended March 31, 2005. The information has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this Annual Report and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the Years Ended March 31, 2005 (Unaudited)

(In thousands of CDN dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	2,372	2,363	1,393	1,717
Net income (loss)	295	125	(654)	(981)
Income (loss) per share:				
Basic	0.005	0.002	(0.012)	(0.018)
Diluted*	0.005	0.002	(0.012)	(0.018)
Weighted average number of shares outstanding (000's)				
Basic	53,830	53,830	54,100	54,576
Diluted*	54,912	55,351	55,640	55,652

For the Years Ended March 31, 2004 (Unaudited)

(In thousands of CDN dollars except per share data)	June 30 $	September 30 $	December 31 $	March 31 $
Total Revenue	2,027	2,412	1,738	5,094
Net income (loss)	(225)	350	6	1,052
Income (loss) per share:				
Basic	(0.004)	0.007	0.001	0.020
Diluted*	(0.004)	0.006	0.001	0.019
Weighted average number of shares outstanding (000's)				
Basic	53,725	53,778	53,795	53,804
Diluted*	54,224	54,632	55,031	55,415

* In periods of net loss, including potential common shares in the computation of the diluted per share amount would have anti-dilutive effect. The basic weighted average number of shares outstanding was therefore used in the computation of the diluted per share amount.

SELECTED ANNUAL FINANCIAL INFORMATION:

	Year End Results Year Ended March 31		
	2005	2004	2003
In thousands of Canadian dollars:	$	$	$
Total revenues	7,845	11,271	14,421
Total assets	24,231	25,459	22,932
Total long-term financial liabilities	1,215	1,486	495
Net income /(loss)	(1,215)	1,183	372
Net income /(loss)per share-basic	(0.02)	0.02	0.01
Net income /(loss)per share-diluted	(0.02)	0.02	0.01

DISCLOSURE OF OUTSTANDING SHARE DATA

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common shares, Maximum number of Common shares issuable
Common Shares	56,030,313	N/A
Stock Options	668,065	668,065
Total (maximum number of common shares – fully diluted)		56,698,378

DISCLAIMER

Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated statements and related financial information throughout this annual report have been prepared by the management, which is responsible for their integrity, objectivity and reliability. Canadian generally accepted accounting principles have been applied and management has exercised its judgement and made best estimates where deemed appropriate.

Management of the company has established and maintains a system of internal controls, consistent with reasonable costs, to provide reasonable assurances that all assets are safeguarded from unauthorized use or disposition, and to facilitate the preparation of relevant, reliable and timely financial information.

The Company's Board of Directors, acting through the Audit Committee, which comprises a majority of Directors who are not officers or employees of the company, overseas management's responsibility for the financial reporting and internal control system.

Ernst & Young LLP, the auditors appointed by the shareholders, have examined the consolidated financial statements. Their Auditors' Report to the shareholders, which appears in this annual report, expresses an independent professional opinion of the fairness of presentation of the Company's consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Auditors review the Company's financial and accounting controls and conduct such test and procedures as they deem necessary under Canadian generally accepted auditing standards. They had full and free access to, and met with, the Audit Committee of the Board of Directors.

Najmul H. Siddiqui
President and Chief Executive Officer

Khalid Usman, CA
Director and Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of
Tri-Vision International Ltd./Ltée:

We have audited the consolidated balance sheets of **Tri-Vision International Ltd./Ltée** as at March 31, 2005 and 2004 and the consolidated statements of income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada,
June 14, 2005.

Ernst & Young LLP
CHARTERED ACCOUNTANTS

Tri-Vision International Ltd./Ltée
CONDOLIDATED BALANCE SHEETS

as at March 31

ASSETS	NOTES	2005 $	2004 $
CURRENT			
Cash and cash equivalents		1,218,147	4,610,296
Interest bearing deposits		4,000,000	-
Restricted cash equivalents	3	-	524,428
Accounts receivable	14, 19	2,037,634	2,577,550
Inventories	4	1,069,520	1,279,854
Prepaid expenses		99,721	92,248
Income taxes recoverable		217,309	65,450
		8,642,331	9,149,826
Restricted term deposits	3	2,021,086	952,497
Deferred development costs	5	2,018,604	2,879,168
Capital assets, net	6	2,250,151	2,248,437
V-Chip license and patents, net	7	9,298,991	10,228,645
		24,231,163	25,458,573

LIABILITIES AND SHAREHOLDERS' EQUITY	NOTES	2005	2004
CURRENT			
Accounts payable and accrued liabilities		591,530	995,640
Customers' deposits		201,708	268,417
Government grants payable - current portion	12	162,600	119,040
Mortgage payable - current portion	13	124,722	121,000
		1,080,560	1,504,097
Government grants payable	12	230,511	375,960
Mortgage payable	13	984,818	1,109,920
		1,215,329	1,485,880
Contingencies and Commitments	17		
SHAREHOLDERS' EQUITY			
Capital stock	9	34,459,736	33,886,986
Contributed surplus	9	254,460	145,200
Deficit		(12,778,922)	(11,563,590)
		21,935,274	22,468,596
		24,231,163	25,458,573

See notes to the consolidated financial statements

APPROVED ON BEHALF OF THE BOARD:

N.H. [signature] Director

[signature] Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS) & DEFICIT

for the year ended March 31

	NOTES	2005 $	2004 $
Revenue	10	7,845,214	11,271,413
Cost of sales	7, 17	4,984,786	5,620,364
Gross profit		2,860,428	5,651,049
Selling, general and administrative expense		2,439,002	2,779,634
Research and development expense	11	1,283,740	891,905
		3,722,742	3,671,539
(Loss) income before interest, foreign exchange loss and income taxes		(862,314)	1,979,510
Interest income		160,292	67,145
Interest expense	13	(59,707)	(20,043)
Foreign exchange loss		(229,837)	(502,730)
(Loss) income before income taxes		(991,566)	1,523,882
Provision for income taxes	15	223,766	340,724
Net (loss) income		(1,215,332)	1,183,158
Deficit, beginning of year		(11,563,590)	(12,746,748)
Deficit, end of year		(12,778,922)	(11,563,590)
Net (loss) income per share - basic	18	(0.02)	0.02
Net (loss) income per share - diluted	18	(0.02)	0.02

See notes to the consolidated financial statements

Tri-Vision International Ltd./Ltée
CONSOLIDATED STATEMENTS OF CASH FLOW

for the year ended March 31

	NOTES	2005 $	2004 $
OPERATING ACTIVITIES:			
Net (loss) income		(1,215,332)	1,183,158
Add charges to operations not involving cash			
Compensation expense for options granted to service providers		109,260	70,500
Amortization of capital assets		99,981	69,494
Amortization of deferred development costs		860,564	584,080
Amortization of V-Chip license and patents		929,654	929,654
		784,127	2,836,886
Changes in non-cash working capital balances related to operations			
Accounts receivable		539,916	(389,485)
Inventories		210,334	64,896
Prepaid expenses		(7,473)	(58,076)
Accounts payable and accrued liabilities		(404,110)	(47,058)
Income taxes (recoverable) payable		(151,859)	1,273
Customers' deposits		(66,709)	(14,029)
Cash provided by operating activities	16	904,226	2,394,407
INVESTING ACTIVITIES			
Interest bearing deposits		(4,000,000)	-
Restricted term deposits		(1,068,589)	(794,890)
Additions to capital assets	14	(101,695)	(2,150,230)
Deferred development costs		-	(193,913)
Cash used in investing activities		(5,170,284)	(3,139,033)
FINANCING ACTIVITIES			
Mortgage payable, funds received	13	-	1,250,000
Repayment of mortgage payable		(121,380)	(19,080)
Common shares issued for cash and exercise of options	9	572,750	103,500
Government grants repaid		(101,889)	-
Cash provided by financing activities		349,481	1,334,420
Net (decrease) increase in cash and cash equivalents during the year		(3,916,577)	589,794
Cash and cash equivalents, beginning of year		5,134,724	4,544,930
Cash and cash equivalents, end of year		1,218,147	5,134,724
Cash and cash equivalents are comprised of:			
Cash and cash equivalents		1,218,147	4,610,296
Restricted cash equivalents		-	524,428
Cash and cash equivalents		1,218,147	5,134,724

See notes to the consolidated financial statements

1. **NATURE OF BUSINESS**

Tri-Vision International Ltd./Ltee (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

2. **SIGNIFICANT ACCOUNTING POLICIES**

(a) Basis of presentation and use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent and revenue estimates for royalties earned on a per-unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of the period's closing, revenue is estimated only if past revenue and other reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

(d) Cash and cash equivalents and interest bearing deposits

Cash equivalents and interest bearing deposits consist of highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories consist of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their replacement cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of the assets over their estimated useful lives as follows:

Building	- 4%	Declining-balance basis
Moulds	- 20%	Straight-line basis
Tools and dies	- 100%	Straight-line basis
Equipment - other	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds the undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceeds the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. Stock options awarded to employees and directors prior to April 1, 2003 but subsequent to April 1, 2002 require a pro-forma disclosure of net income and income per share as if these awards were expensed using the fair value method. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair-value method. These and other disclosures are outlined in note 9. Any consideration paid on the exercise of stock options together with the associated portion of contributed surplus is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net income (loss) per common share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of the Company's common shares outstanding during the period.

Diluted income (loss) per common share is calculated by dividing the applicable net earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8), which expires in December 2005. Restricted term deposits of $2,021,086 at March 31, 2005 mature at various dates ranging from May 9, 2005 to June 14, 2005. Although the restricted funds mature and the letter of credit expires, within one year after March 31, 2005, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 17). At March 31, 2005, current liabilities include nil (2004 - $524,428) relating to such costs which may be paid using the restricted funds held by the Company. Accordingly, nil (2004 - $524,428) of the restricted funds has been classified as current assets. The balance of restricted funds required to be held as collateral for the letter of credit of $2,021,086 (2004 - $952,497) is classified as non-current.

4. INVENTORIES

Inventories consist of the following:	2005 $	2004 $
Raw materials (converters and equipment)	228,546	226,438
Raw materials (parts and supplies)	425,151	548,164
Finished goods (converters and transmitters)	213,857	360,976
Finished goods (cable equipment)	201,966	144,276
	1,069,520	1,279,854

5. DEFERRED DEVELOPMENT COSTS

Deferred development costs consist of the following:

	2005 $	2004 $
Balance, beginning of year	2,879,168	3,269,335
Costs deferred during the year	-	193,913
	2,879,168	3,463,248
Less amortization for the year	860,564	584,080
Balance, end of year	2,018,604	2,879,168

The Company is continually assessing the viability of its projects under development. Included in amortization amounts for fiscal 2005 is an amount of $318,797 (2004 - $78,726) for project costs written off as the projects are no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. Presently there is one ongoing project under development and this and other projects that have been successfully completed are being amortized based on the accounting policies of the Company.

The ongoing and completed projects are as follows:

	2005 $	2004 $
Ongoing Projects:		
Electronic power meter	134,729	134,729
FSK modem	-	28,356
	134,729	163,085
Completed Projects:		
V-Chip licensing	2,935,885	2,935,885
V-Chip development	785,834	785,834
R. F. technology	724,058	724,058
Idleaire project	491,203	491,203
Other	2,169,947	2,141,591
	7,106,927	7,078,571
Total costs capitalized	7,241,656	7,241,656
Less accumulated amortization	5,223,052	4,362,488
	2,018,604	2,879,168

6. CAPITAL ASSETS (notes 8, 13 and 14)

Capital assets consist of the following:

	Cost	Accumulated amortization	Net book value 2005	Cost	Accumulated amortization	Net book value 2004
	$	$	$	$	$	$
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	55,493	1,035,524	1,091,017	12,236	1,078,781
Moulds	236,220	236,220	-	236,220	236,220	-
Equipment	624,898	361,119	263,779	523,203	307,357	215,846
Tools and dies	231,303	231,303	-	231,303	231,303	-
Furniture and fixtures	55,425	43,577	11,848	55,425	40,615	14,810
Systems and software	86,033	86,033	-	86,033	86,033	-
	3,263,896	1,013,745	2,250,151	3,162,201	913,764	2,248,437

7. V-CHIP LICENSE AND PATENTS

V-Chip license and patents consist of the following:

	Cost	Accumulated amortization	Net book value 2005	Cost	Accumulated amortization	Net book value 2004
	$	$	$	$	$	$
V-Chip license	15,290,000	6,013,600	9,276,400	15,290,000	5,086,000	10,204,000
Patents	34,915	12,324	22,591	34,915	10,270	24,645
	15,324,915	6,025,924	9,298,991	15,324,915	5,096,270	10,228,645

The amortization of the V-Chip license and patents of $929,654 (2004 - $929,654) is included in cost of sales on the consolidated statements of income (loss) and deficit.

8. BANK FACILITIES

At March 31, 2005, the Company had available a bank overdraft facility in the amount of $2,000,000 (2004 - $1,000,000) of which up to U.S. $300,000 (2004 - U.S. $300,000) is available by way of U.S. dollar direct advances. Bank indebtedness at year end is nil (2004 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 4.25% plus 0.5% per annum as at March 31, 2005 (2004 - 4.00% plus 1% per annum). Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 5.50% plus 0.5% per annum as at March 31, 2005 (2004 - 4.50% plus 1% per annum). Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At March 31, 2005, the Company also had available a separate cash secured letter of credit facility in the amount of $2,500,000 (2004 - $3,300,000) in connection with the licensing arrangement described in note 17. At March 31, 2005, letters of credit amounting to U.S. $1,668,033 (2004 - U.S. $1,126,306) were issued under this credit facility.

9. CAPITAL STOCK

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	$
Stated capital		
Common shares:		
Balance at March 31, 2003	53,605,313	33,783,486
Exercise of options during fiscal 2004 (b) (c)	225,000	103,500
Balance at March 31, 2004	53,830,313	33,886,986
Exercise of options during fiscal 2005 (a)	2,200,000	572,750
Balance as at March 31, 2005	56,030,313	34,459,736

(iii) **Contributed surplus**

	2005 $	2004 $
Balance as at March 31, 2004	145,200	74,700
Additions during the year - options (b) (c) & (d)	109,260	70,500
Balance as at March 31, 2005	254,460	145,200

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from September 18, 2005 to September 19, 2006, with exercise prices ranging from $1.04 to $2.00. All options were vested when they were granted unless indicated otherwise.

The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, March 31, 2003	2,525,000	0.33
Granted (b) (c) (d)	550,000	1.43
Expired (c)	(100,000)	1.50
Exercised (b) (c)	(225,000)	0.46
Balance, March 31, 2004	2,750,000	0.49
Granted (d)	300,000	2.00
Expired (d)	(181,935)	1.04
Exercised (a)	(2,200,000)	0.26
Balance, March 31, 2005	668,065	1.79

The following table summarizes information about the common share stock options outstanding at March 31, 2005:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual life (in years)	Options Exercisable
1.04	118,065	1.47	100,000
1.50	50,000	0.47	50,000
2.00	200,000	0.47	200,000
2.00	300,000	1.46	112,500
1.04 to 2.00	668,065	1.09	462,500

The weighted average price of options exercisable at March 31, 2005 is $1.74.

The following table summarizes information about the common share stock options granted during the year ended March 31, 2005:

Exercise Price	Options	Weighted Average Exercise Price $	Weighted Average Fair Value $
Exceeds market price at grant date	300,000	2.000	0.660

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Risk free interest rate	2.45% to 2.55%	2.55%
Expected dividend yield	0%	0%
Expected volatility	69.4% to 75.3%	69.4% to 75.3%
Expected time until exercise, in years	0.5 to 1.5	1.5 to 2.5

Compensation expense for stock options granted to service providers (b) & (d) and an employee (c) during the year amounted to $104,010 (2004 - $54,750) and $5,250 (2004 - $15,750) respectively, and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) **Stock options to directors:**

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share. All of these options have been exercised in the fiscal year ended March 31, 2005.

On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. All of these options have been exercised in the fiscal year ended March 31, 2005.

(b) **Stock options to Century Communications:**

On June 20, 2002, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share expiring on June 20, 2003. These options were exercised during fiscal 2004.

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with all options expiring on September 18, 2005. The first grant of 100,000 options vested 50% on the date of grant and remaining 50% on the date one year after the date of grant. The second grant of 50,000 options vested on the date of grant. None of these options were exercised up to fiscal 2005 year end.

(c) **Stock options to employees:**

On December 21, 2001, the Company granted executive options to acquire 100,000 common shares at an exercise price of $0.46 per share and 100,000 common shares at an exercise price of $1.50 per share with all options expiring on April 20, 2003. 25,000 options with an exercise price of $0.46 per share were exercised during fiscal 2003 and 75,000 options with an exercise price of $0.46 per share were exercised in fiscal 2004. All other options expired unexercised during fiscal 2004.

On September 18, 2003 the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and remaining 50% one year after the date of grant. None of these options were exercised during fiscal 2005.

(d) **Stock options to consultants:**

On October 2, 2003 the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The options shall vest as to 50,000 optioned shares for each U.S. $1,000,000 sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at March 31, 2005 and based on the agreement, 181,935 of such options have expired as at September 19, 2004. None of these options were exercised during fiscal 2005.

On September 15, 2004 the Company granted Accumen Capital Finance Partners Limited, a consultant, options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006. The option shall vest as to 1/8th on completion of each quarter from the date of the grant. 112,500 of these options were vested by March 31, 2005. None of these options were exercised during fiscal 2005.

10. SEGMENTED INFORMATION

The Company designs, manufactures, and supplies electronic products for customers in the cable television (CATV), multimedia and consumer electronic industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	2005 $	2004 $
V-Chip licensing and decoder	2,305,430	5,907,963
Converters and transmitters	458,695	458,398
Idleaire equipment	1,320,158	1,379,508
Cable equipment	3,508,634	2,854,406
Other	252,297	671,138
	7,845,214	11,271,413

A summary of revenue segmented by the customers' country of residence is as follows:

	2005 $	2004 $
Canada	1,539,243	1,868,279
United States	3,123,047	4,979,371
Japan	1,594,864	2,320,070
South Korea	36,574	705,606
West Indies	667,988	335,067
Middle East	-	192,468
Thailand	455,146	-
Others	428,352	870,552
	7,845,214	11,271,413

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

The Company derived more than 10% of its total revenue from 2 customers in fiscal 2005 of approximately $1,600,000 and $1,300,000, respectively (2004 - 3 customers of approximately $2,500,000, $2,000,000 and $1,400,000, respectively).

11. RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense consists of the following:

	2005 $	2004 $
Research and development costs incurred during the year	423,176	501,738
Deferred development costs (note 5)	-	(193,913)
Amortization of deferred development costs (note 5)	860,564	584,080
Net research and development expense	1,283,740	891,905

12. GOVERNMENT ASSISTANCE

The Company received government grants in previous years, repayments for which commenced in fiscal 2005 at a specified percentage of revenue. The principal repayments for the next year are based on estimated projected sales for fiscal 2006, which have been estimated as $162,600 and reflected as a current liability on the consolidated balance sheet. The grants are interest free (unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%).

13. MORTGAGE PAYABLE

Mortgage payable consists of the following:

	2005 $	2004 $
Mortgage payable on land & building (note 6), bearing variable interest at CIBC prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest	1,109,540	1,230,920
Less: current portion	(124,722)	(121,000)
	984,818	1,109,920

The aggregate amount of principal repayments required in each of the next five fiscal years is as follows:

	$
2006	124,722
2007	132,000
2008	139,000
2009	147,000
2010	566,818
	1,109,540

Mortgage interest expense recorded in the consolidated statements of income (loss) is $59,707 (2004 - $14,687).

14. RELATED PARTY TRANSACTIONS

(a) On December 12, 2003, the Company purchased the land and head office building at 41 Pullman Court, Toronto, Ontario from a related partnership (Tri-Venture Investments). Some of the partners of Tri-Venture Investments are also directors of the Company. The purchase price at $1,900,000 was determined by the Board of Directors after obtaining two independent appraisals and reflects fair market value. After including costs of purchase, the property has been recorded as land at $939,000 and building at $1,091,017. Previously, the Company leased the property from Tri-Venture Investments on a month-to-month basis. Total related costs paid to Tri-Venture Investments in 2004 were $125,323. At March 31, 2005, accounts receivable includes $22,000 (2004 - nil) due from Tri-Venture Investments for reimbursable expenses paid on its behalf by the Company.

(b) During fiscal 2005, legal fees of $15,900 reflected in selling, general and administrative expenses (2004 - $150,450 of which $99,000 was capitalized as part of land and building costs and the remaining $51,450 reflected in selling, general and administrative expenses) were incurred to a law firm, one of the partners of which is a director of the Company. These amounts are recorded at the exchange amount which is the amount agreed between the parties.

(c) During fiscal 1999, $140,000 was advanced to a director of the Company of which $2,199 (2004 - $19,214) is still outstanding and is included in accounts receivable. The advances are unsecured, non-interest bearing and due on demand.

(d) During fiscal 2005, the Company paid one of its directors of the Company $72,500 (2004 - $60,000) for technical consulting services. These amounts are included in selling, general and administrative expenses and recorded at the exchange amount which is the amount agreed between the parties.

15. INCOME TAXES

The provision for (recovery of) income taxes differs from that which would be obtained by applying the statutory tax rate as a result of the following:

	2005 $	2004 $
(Loss) income before income taxes	(991,566)	1,523,882
Statutory tax rate	36.12%	36.50%
Income tax (recovery) at statutory tax rate	(358,154)	556,217
Adjustments thereon for the effect of:		
Permanent differences and other	44,427	5,582
Unutilized foreign tax credit	223,180	-
Use of previously unrecorded losses and temporary differences	(278,770)	(327,997)
Tax effect of losses and temporary differences not recorded	593,083	106,922
Provision for income taxes	223,766	340,724

The future income tax assets (liability) are represented by the following:

	2005 $	2004 $
Federal non-capital loss carryforwards	1,335,355	1,446,604
Ontario non-capital loss carryforwards	572,195	909,683
Federal investment tax credits	828,057	629,398
Capital assets and license and patents	2,256,725	1,518,197
Scientific research and experimental development	651,558	1,229,310
CMT credit balance	62,404	14,916
Non-deductible reserves- end of year	1,150,897	1,201,412
Gross future income tax assets	6,857,191	6,949,520
Less valuation allowance	(6,128,071)	(5,909,565)
Net future income tax assets	729,120	1,039,955
Deferred development costs	(729,120)	(1,039,955)
Future income tax assets, net	-	-

As at March 31, 2005, the Company has federal non-capital loss carryforwards of approximately $6.0 million and provincial non-capital loss carryforwards of approximately $5.1 million.

The loss carryforwards expire as follows:

	Federal $	Provincial $
2006	4,321,000	3,414,000
2007	445,000	445,000
2008	379,000	379,000
2009	158,000	158,000
2010	290,000	290,000
2011	293,000	293,000
2012	138,000	138,000
	6,024,000	5,117,000

At March 31, 2005, the Company also has undeducted scientific research and experimental development expenses of approximately $2.9 million that can be carried forward indefinitely.

16. CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows include the following

	2005 **$**	**2004** $
Cash paid for interest expense	58,680	20,043
Cash received from interest income	87,636	67,145
Cash paid for income taxes	279,951	363,708

17. CONTINGENCIES AND COMMITMENTS

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at March 31, 2005 amounts to $1,958,000 (2004 - $1,485,000) and is collateralized by a letter of credit provided by the Company's bank (notes 3 and 8). Management believes that it has adequately provided for the Company's obligation under the licensing arrangement, based on information available and provided by the licensee.

The Company has outstanding a non-cancelable purchase order in the amount of U.S. $237,440.

18. NET (LOSS) INCOME PER COMMON SHARE

Net (loss) income per common share consists of the following:

	2005 $	2004 $
Net (loss) income for the year - basic & diluted	(1,215,332)	1,183,158
Weighted average number of common shares outstanding during the year - basic	54,575,929	53,804,155
- diluted*	54,575,929	55,414,914
Net (loss) income per share - basic and diluted	(0.02)	0.02

* Diluted weighted average number of common shares outstanding at March 31, 2005 is 55,652,163. For purposes of calculating the 2005 diluted loss per share, the basic weighted average number of shares is used.

19. FINANCIAL INSTRUMENTS

(i) Fair values
The fair values of cash and cash equivalents, interest bearing deposits, restricted cash equivalents, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at March 31, 2005, accounts receivable from three significant customers accounted for 53.3% (2004 - three customers - 59.9%) of the accounts receivable year end balance.

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2005 and 2004 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

20. LEGAL CLAIMS FILED BY TRI-VISION

At March 31, 2005, the Company has filed several claims of patent infringement against certain parties claiming both injunctive and monetary relief. As at the date of these consolidated financial statements, an estimate of the revenues and damages is not determinable and consequently, no amounts have been recorded in the financial statements.

BOARD OF DIRECTORS



Najmul Siddiqui
Chairman of Board &
Chief Executive Officer



Khalid Usman, C.A.
Chief Financial Officer



Terry A. Canning
Chairmain Audit Committee



Toshinori Ikebe
President
Tri-Vision Electronics Inc.



Qamrul H. Siddiqi
Corporate Secretary and
Sr. V. P. Engineering



Tim Collings
Chairman, Research
& Development Committee



Bruce Daley
Chairman, Compensation
& Governance Committee



Alvin Curling
Director

CORPORATE INFORMATION

Independent Auditors Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
P.O. Box 251, 222 Bay Street
Toronto, Ontario CANADA M5K 1J7

Principal Bank RBC Royal Bank Canada
Toronto Downtown Business Banking Centre
20 King Street West, Lower Banking
Toronto, Ontario CANADA M5H 1C4

Corporate Advisors Duguay & Ringler Corporate Services
56 Temperance Street, 4th Floor
Toronto, Ontario CANADA M5H 3V5

Corporate Office 56 Temperance Street, 4th Floor
Toronto, Ontario CANADA M5H 3V5

Stock Listing Toronto Stock Exchange
Symbol TVL

Investor Relations Century Communications Corporation
125A – 1030 Denman Street
Vancouver, BC CANADA V6G 1M6

Legal Counsel Daley, Byers
335 Bay Street, Suite 301
Toronto, Ontario CANADA M5H 2R3

Transfer Agent Equity Transfer Services Inc.
120 Adelaide St. W., Suite 420
Toronto, Ontario CANADA M5H 4C3

OFFICES: Tri-Vision International Ltd./Ltée
41 Pullman Court
Toronto, Ontario CANADA M1X 1E4
Tel: (416) 298-8551, Fax: (416) 298-7976
(888) 298-8551 (Investor Relations)

Email: sales@tri-vision.ca
info@tri-vision.ca (Investor Inquiies)

Website: www.tri-vision.ca

DIRECTORS AND OFFICERS

Najmul Siddiqui
Director, Chairman of Board &
Chief Executive Officer

Toshinori Ikebe [3]
Director

Qamrul H. Siddiqi [3]
Director, Corporate Secretary &
Sr. V. P. Engineering

Khalid Usman, C.A.
Director &
Chief Financial Officer

Tim Collings [2,3]
Director &
Chairman, Research and
Development Committee

Bruce Daley [2]
Director &
Chairman,
Compensation & Governance Committee

Terry A. Canning [1]
Director & Chairman, Audit Committee

Alvin Curling [1,2]
Director

Grant Brown [1]
Director

1 Audit Committee
2 Compensation and Governance Committee
3 Research and Development Committee

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this material. Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

STOCK INFORMATION

Listed: Toronto Stock Exchange
Symbol: TVL

To learn more about Tri-Vision International Ltd./Ltée
call toll free in North America 1-888-298-8551,
visit our website at www.tri-vision.ca or email: info@tri-vision.ca

Tri-Vision Electronics Inc. is a full service manufacturer and distributor of consumer, commercial and industrial electronic products used in the cable television industry.

Tri-Vision Technologies International Inc. supports companies in the development, manufacturing and marketing of new technology products worldwide.

TRI-VISION INTERNATIONAL LTD./LTEE

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

AUGUST 04, 2005

TRI-VISION INTERNATIONAL LTD./LTEE
41 Pullman Court
Toronto, Ontario M1X 1E4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of the shareholders of Tri-Vision International Ltd./Ltee (the "Corporation") will be held in Windsor Room E & W of the Sheraton Centre, 123 Queen Street West, Toronto, Ontario on Thursday, the 15th day of September, 2005, at 12:00 noon (Toronto time) for the following purposes:

1. to receive and consider the audited financial statements of the Corporation for the year ended March 31, 2005, together with the report of the auditors thereon;

2. to elect directors;

3. to reappoint the auditors and to authorize the directors to fix their remuneration; and

4. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular, the audited consolidated financial statements of the Corporation for the year ended March 31, 2005, together with management's discussion and analysis of financial condition and results of operations and a financial statement request form.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 4th day of August, 2005.

BY ORDER OF THE BOARD

Q.H. Siddiqi

Qamrul H. Siddiqi
Secretary

TRI-VISION INTERNATIONAL LTD./LTÉE

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TRI-VISION INTERNATIONAL LTD./LTÉE (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT THEM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by their attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the *Business Corporations Act* (Ontario) (the "OBCA").

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Advice To Non-Registered Shareholders

Only registered shareholders or duly appointed proxy holders are permitted to vote at the meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will distribute copies of the notice of meeting, this circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Corporation's Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned or, if permitted, otherwise communicated to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the proxy or proxy authorization form is to be delivered.**

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares. At the date hereof the Corporation had issued and outstanding 56,030,313 common shares.

The Corporation will make a list of all persons who are registered holders of common shares on August 4, 2005 (the "Record Date") and the number of common shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each common share registered in their name as it appears on the list except to the extent that such shareholder has transferred any of their shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that they own the shares and demands, not later than ten days before the meeting, that their name be included in the list. In such case the transferee is entitled to vote their shares at the meeting.

To the knowledge of the directors and officers of the Corporation, as of the date hereof, there are no persons who beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Executive Compensation

(a) Compensation of Officers

The following table, presented in accordance with Form 51-102F6 of National Instrument 51-102 *Continuous Disclosure Obligations*, sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and its subsidiaries for the fiscal years ended March 31, 2005, 2004 and 2003 in respect of the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation and the three most highly compensated executive officers of the Corporation and its subsidiaries (other than the Chief Executive Officer and the Chief Financial Officer) whose total salary and bonuses during the most recently completed fiscal year exceeded $150,000 (the "Named Executive Officers").

Summary Compensation Table

Name and Title	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Najmul Hasan Siddiqui, President & CEO	2005	$120,238	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$117,423	Nil	Nil	Nil	Nil	Nil	Nil
	2003	$114,000	Nil	Nil	Nil	Nil	Nil	Nil
Khalid Usman, CFO	2005	$114,892	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$112,285	Nil	Nil	Nil	Nil	Nil	Nil
	2003	$108,975	Nil	Nil	Nil	Nil	Nil	Nil
Toshinori Ikebe, President, Tri-Vision Electronics Inc.	2005	$211,492	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$206,687	Nil	Nil	Nil	Nil	Nil	Nil
	2003	$201,400	Nil	Nil	Nil	Nil	Nil	Nil

(b) Option Grants in Year Ended March 31, 2005

There were no stock options granted to the Named Executive Officers during the year ended March 31, 2005

(c) Options Exercised and Aggregates Remaining at Year-end

The following table provides details regarding options exercised during the year ended March 31, 2005 by the Named Executive Officers and options held by the Named Executive Officers as at March 31, 2005.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[(1)] ($)	Unexercised Options at March 31, 2005		Value of Unexercised In-the-money Options at March 31, 2005	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Najmul Hasan Siddiqui	950,000	232,750	Nil	Nil	Nil	Nil

Khalid Usman	250,000	61,250	Nil	Nil	Nil	Nil
Toshinori Ikebe	250,000	61,250	Nil	Nil	Nil	Nil

(1) Based on the last sale price of the common shares on the day of exercise less the exercise price of such options.

(d) Employment Contracts

The Corporation currently has no employment contracts in place. The Corporation also does not have in place any compensatory plan or arrangement with any executive officer that would be triggered by the resignation, retirement or other termination of employment of such officer, from a change of control of the Corporation or a change in the executive officer's responsibilities following any such change of control.

(e) Compensation of Directors

Non-management directors, other than Mr. Collings, receive an annual retainer of $1,200 plus an additional $1,200 for each board committee they chair. Meeting fees of $500 for each meeting attended in person and $250 for each meetings attended via telephone are also paid. Directors of the Corporation are also entitled to reimbursement of out-of-pocket expenses incurred in connection with their duties and are eligible to receive stock options under the Corporation's stock option plan.

(f) Stock Option Plan

The Corporation has adopted a stock option plan (the "Plan") to attract, retain and motivate directors, officers, employees and persons engaged to provide ongoing management and consulting services ("service providers") by providing them with the opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding ten years.

The aggregate maximum number of common shares which may be issued under the Plan is 7,055,700. The maximum number of common shares which may be reserved for issuance to directors and senior officers under the Plan, any other employee stock option plans or options for services may not exceed 10% of the common shares issued and outstanding at the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant.

Options may be granted under the Plan by resolution of the board of directors, only to service providers, subject to the requirements of all applicable securities regulatory authorities. The exercise price of options issued on any day may not be less than the market price. The "market price" is defined as the prior trading day closing price of the common shares on the TSX, or if not listed on the TSX, any stock exchange on which the common shares are listed or any market on which the common shares are quoted, and if the common shares are not listed or quoted, the fair market value shall be as determined by the board of directors in its absolute discretion. Payment for common shares issuable pursuant to the exercise of options shall be made in full on the exercise of the options.

As of the date hereof 550,000 stock options of the Corporation were outstanding under the Plan as follows:

Name	Date of Grant	Number of Common Shares Under Option	Exercise Price per Common Share	Market Value of Common Shares on the Date of Grant[(1)]	Expiration Date
Employees	Sept. 18, 2003	100,000	$2.00	$1.04	Sept. 18, 2005
Century Communications Corporation (consultant)	Sept. 18, 2003	50,000	$1.50	$1.04	Sept. 18, 2005
	Sept. 18, 2003	100,000	$2.00	$1.04	Sept. 18, 2005
Acumen Capital Partners Limited (consultant)	Sept. 15, 2004	300,000	$2.00	$1.79	Sept. 15, 2006

(1) Based on the closing market price on the trading day immediately prior to the date of grant.

(g) Directors and Officers Liability Insurance

The Corporation has purchased liability insurance for the directors and officers of the Corporation. The aggregate annual premium for such insurance is $24,426, no part of which is payable by directors and officers of the Corporation. The annual insurance coverage under the policy is limited to $10 million per policy year. There is a $25,000 deductible for any claim made by the Corporation, but no deductible for claims made by any director or officer of the Corporation.

(h) Composition of the Compensation and Governance Committee

The Corporation's compensation program is administered by the Compensation and Governance Committee, which is currently composed of the following individuals:

Bruce J. Daley[(1)]
Alvin Curling
Timothy Collings

(1) Mr. Daley is indebted to the Corporation. See Indebtedness of Management and Directors.

(i) Report of the Compensation and Governance Committee

It is the responsibility of the Compensation and Governance Committee to make recommendations to the board relating to the appointment and compensation of board members and the Chief Executive Officer. The Compensation and Governance Committee also makes recommendations to the Chief Executive Officer relating to: the appointment and compensation of senior management; the annual review of succession plans for senior management and key staff; any major changes to employee benefit plans; and, awards under the Corporation's long-term incentive plan.

The compensation program consists of three main components: (i) salary and benefits; (ii) a short-term incentive program; and (iii) a long-term incentive program designed to reward directors, officers and full-time employees of the Corporation for their contribution to the creation of shareholder value. In setting the base salary for the executive officers, the Committee reviews publicly available information with a view to ensuring that compensation paid is comparable with similar positions in other companies of a similar size.

The second component of the compensation program, the short-term incentive program, is designed to reward the achievement of specific current year financial and operating targets. Executive officers of the Corporation are eligible for participation in the short-term incentive program. The potential available incentive compensation ranges up to 100% of base salary. Bonuses under the short-term incentive plan are subject to achieving minimum revenue targets and attaining target expense ratios as set out in the Corporation's annual plan. The amount of compensation is also subject to adjustment in the discretion of the Committee to reflect any special or unusual circumstances affecting the Corporation.

The third component of the compensation program, the long-term incentive program, is intended to reward directors, officers and full-time employees of the Corporation for their contribution to the creation of shareholder value. The board administers the grant of stock options principally through the Compensation and Governance Committee. The board is responsible for setting aside common shares for issuance pursuant to stock options, and is responsible for approval of the granting of options as may be recommended by the Compensation and Governance Committee.

The compensation package of Najmul Siddiqui, the Corporation's Chief Executive Officer, has the same components as the compensation program described above and is reviewed annually by the Committee and is approved by the board.

The CEO's salary is determined primarily on the basis of the Corporation's performance and his individual performance. The Committee considers all factors which it deems relevant, including the net income of the Corporation, the duties and responsibilities of the CEO and current compensation levels. Reference is also made to the compensation of chief executive officers of an appropriate comparable peer group of companies. The comparison of the CEO's compensation to the comparable group incorporates many factors, including the relative size of the companies, their profitability and share price, the duties of the chief executive officer and any other extenuating or special circumstances.

The CEO's compensation for the 2005 fiscal year as set forth in the Summary Compensation

Table above was determined in accordance with the foregoing.

Submitted by the Compensation and Governance Committee

(j) Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation on March 31, 2000 with the total return of S&P/TSX Composite Total Return Index for the five most recently completed financial years (assuming reinvestment of dividends):


Cumulative Value of $100 Invested
$150.00
$140.00
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
2000
2001
2002
2003
2004
2005
Legend
Tri-Vision
S&P/TSX Composite Index

	Mar. 31, 2000	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005
Tri-Vision	$100.00	$31.58	$40.00	$87.37	$82.11	$131.58
S&P/TSX Composite Total Return Index	$100.00	$81.39	$85.39	$70.33	$96.87	$110.37

Indebtedness of Management and Directors

No present or former officer or director of the Corporation or associate thereof or nominee for appointment as a director was indebted to the Corporation or any subsidiary during the year ended March 31, 2005 or at the date hereof other than as follows:

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2005 Fiscal Year	Amount Outstanding as at March 31, 2005
Bruce J. Daley, Director	Loan made by the Corporation	$19,214	$2,199

(1) The loan is unsecured, non-interest bearing and due on demand.

Interest of Insiders in Material Transactions

None of the directors or officers of the Corporation, any principal shareholder of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries other than as disclosed below, elsewhere in this information circular or in a prior information circular:

1. During the fiscal year Tim Collings, a director of the Corporation, provided the Corporation with technical consulting services relating to licensing activities, digital television standards development and support and research and development support. During the fiscal year ended March 31, 2005, the Corporation paid Mr. Collings a total of $72,500 for these consulting services.

2. During the fiscal year ended March 31, 2005, legal fees of $15,900 were paid to Daley Byers, a law firm in which Bruce J. Daley, a director of the Corporation, is a partner.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Corporation, no management nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

Statement of Corporate Governance Practices

The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation, and well-being of the Corporation and its shareholders. The Toronto Stock Exchange has issued a series of guidelines (the "Guidelines") for effective corporate governance. The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX has adopted as a listing requirement the disclosure by each listed corporation, on an annual basis, of its approach to corporate governance with reference to each of the Guidelines. The following description of the Corporation's approach to corporate governance is made with reference to each of such Guidelines and has been approved by the board of directors.

Mandate of the Board

The mandate of the board of directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. Any responsibility which is not delegated to senior management or a board committee remains a responsibility of the board. In fulfilling its mandate, the board, among other things, is responsible for:

- the adoption of a strategic planning process and approval of strategic and operating plans recommended by management;
- the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- the implementation of a corporate disclosure and communications policy to facilitate communications with shareholders, analysts, the media and members of the public; and
- the integrity of the Corporation's internal control and management information systems.

Board Size and Composition

The board of directors is currently composed of nine members. The board believes that three directors are "unrelated directors" and that the remaining six directors are "related directors", within the meaning of the Guidelines. An "unrelated director" under the Guidelines is a director who is independent of management and free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Corporation, other than interests arising from shareholding. In defining an "unrelated director", the Guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management. Based on this definition, Alvin Curling, Terry Canning and Grant Brown are "unrelated" directors. Najmul Siddiqui, Qamrul Siddiqi, Khalid Usman and Toshinori Ikebe are considered to be "related" directors as they are senior officers of the Corporation or its affiliates. Bruce Daley is considered to be a "related" director as he is indebted to the Corporation and a firm in which he is a partner provides legal services to the Corporation. Timothy Collings is considered to be a "related" director as he provides technical consulting services to the Corporation. Mr. Brown will not be standing for election at the meeting and it is proposed that Mr. Frank Scarpitti be elected at the meeting to replace him. See "Particulars of Matters to be Acted Upon - Election of Directors".

In deciding whether a particular director is a "related director" or an "unrelated director", the board of directors examined the factual circumstances of each director and considered them in the context of other relevant factors.

The board has not followed the recommendation in the Guidelines to appoint a separate committee of independent directors, a majority or whom are unrelated, to nominate new directors and to assess directors. The board is of the view that this function can be adequately performed by the full board and results in the generation of a greater number of prospective director candidates.

The Guidelines make a distinction between inside and outside directors. The Guidelines consider an inside director to be a director who is a member of management of the Corporation or any of its affiliates. Each of Messrs. Collings, Daley, Curling, Brown and Canning are considered to be "outside" directors of the Corporation by virtue of the fact they are not officers or employees of the Corporation or its affiliates. To the knowledge of the board, the Corporation does not have a "significant shareholder" which is defined in the Guidelines as a shareholder with the ability to exercise a majority of votes for the election of directors.

A further Guideline recommends that the board examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision making. The board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual meeting of shareholders. In determining its appropriate size, the board considers such matters as what the best number is to properly administer the affairs of the Corporation while maintaining a diversity of views and experience. The board has considered its present size and has determined that at this time nine directors, which is the number of directors proposed to be elected at the meeting, is appropriate to effectively carry out the duties of the board given the Corporation's current position.

Non-management directors, other than Mr. Collings, receive an annual retainer and meeting fees for each meeting attended. See "Executive Compensation – Compensation of Directors". Directors are also entitled to receive stock options under the Corporation's stock option plan. The board periodically reviews the compensation paid to directors based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility.

The Corporation does not currently have an appointed Chairman. Under the by-laws of the Corporation, the President, if a director of the Corporation and present at a meeting of the directors, shall preside as Chairman of the meeting. As a result of the number of inside directors on the board, the board is considering the appointment of a non-management "lead director". However, whether or not a lead director is appointed, the board is presently satisfied that there are sufficient systems and procedures in place to allow the board to function independently of management, including the participation of unrelated outside directors in all board matters.

Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

The board does not have a formal orientation or education program for new directors however, new directors receive copies of board material and all material regarding the Corporation (including recent annual and interim reports, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis.

At present the board has not implemented a process for assessing the effectiveness of the board as a whole, the committees of the board and individual board members and their contributions. Given the Corporation's size, the board is of the view that the benefits that would be derived from such a process would be outweighed by the significant additional time that would be required of board
members in performing these assessments. The board will consider the adoption of such a process in future if warranted.

Supervision of Management

The board delegates to management, through the Chief Executive Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation's business in the ordinary course, managing the Corporation's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

While management is responsible for day to day operations of the Corporation's business, the board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives set by the Chief Executive Officer and monitoring management's progress in achieving such approved objectives.

The board and the Chief Executive Officer have not, to date, developed formal documented position descriptions defining the limits of management's responsibilities. The board is currently of the view that the objectives of the Corporation, as determined annually or as required by the board, constitute the mandate of the Chief Executive Officer.

Decisions Requiring Board Approval

The board of directors does not have a formal policy setting out which specific matters must be brought by management to the board for approval. However, there is a clear understanding between management and the board that all transactions and other matters of a material nature must be presented by management for approval by the board including any material transactions not provided for in the Corporation's board-approved annual business plan, and any acquisition of property with a substantial value (and in any event in excess of $500,000) not otherwise provided for in the annual business plan and the hiring of any member of senior management.

Board Committees

The board of directors has three committees: the Audit Committee, the Compensation and Governance Committee and the Research and Development Committee.

Audit Committee

The Audit Committee is responsible for reviewing the Corporation's financial statements and its internal controls, reviewing the work of the Corporation's independent auditors and reporting thereon to the board of directors. The Audit Committee consists of Terry Canning (Chairman), Grant Brown and Alvin Curling. All the members of the committee are "unrelated" and "outside" directors. Mr. Brown will not be standing for election at the meeting and it is proposed that Mr. Frank Scarpitti be elected at the meeting to replace him on both the board and Audit Committee. See "Particulars of Matters to be Acted Upon - Election of Directors".

Compensation and Governance Committee

The Compensation and Governance Committee is responsible for the appointment and compensation of senior management; the annual review of succession plans for senior management and key staff; any major changes to employee benefit plans; awards under the Corporation's long-term incentive plan; and the development and implementation of the Corporation's approach to corporate governance and the consideration of governance issues. The Compensation and Governance Committee consists of Bruce J. Daley , Timothy Collins and Alvin Curling. Messrs. Daley and Collings are "related" and "outside" directors and Mr. Curling is an "unrelated" and "outside" director.

Research and Development Committee

The Research and Development Committee's mandate is to deal with intellectual property issues, which includes the development of new inventions and various patentability issues. This committee is composed of Timothy Collings (Chairman), Toshinori Ikebe and Qamrul H. Siddiqui. Mr. Collings is a "related" and "outside" director and Messrs. Ikebe and Siddiqi are "related" and "inside" directors.

Shareholder Relations and Feedback

The board of directors is committed to maintaining good communications with the Corporation's shareholders. Shareholder communications are handled by an outside investor relations firm, Century Communications Corporation, which reports to the Corporation's Chief Executive Officer and Chief Financial Officer.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board may consist of a minimum of three and a maximum of twenty directors, to be elected annually. At the meeting, shareholdrs will be asked to elect nine directors (the "Nominees"). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws.

Name and Place of Residence	Office Held with the Corporation	Period of Service as a Director	Principal Occupation if Different from Office Held[1]	Number of Common Shares Beneficially Owned or Over Which Control is Exercised[2]
Najmul Hasan Siddiqui Markham, Ontario	President, Chief Executive Officer and Director	since March 1993	N/A	5,439,643
Qamrul Hasan Siddiqi Markham, Ontario	Senior Vice President, Research, Development and Engineering, Secretary and Director	since March 1993	N/A	4,864,443
Khalid Usman Unionville, Ontario	Vice President, Finance and Administration, Chief Financial Officer and Director	since September 1998	N/A	291,663
Tim Collings Surrey, B.C.	Director	since April 1996	President, Canadian V-Chip Design Inc. (a technology consulting and design company)	4,515,300[4]
Bruce J. Daley Mississauga, Ontario	Director	since April 1996	Partner, Daley Byers (a law firm)	368,000
Toshinori Ikebe Toronto, Ontario	Director	from July 1999 to April 2001[5] and since September 2001	President, Tri-Vision Electronics Inc.	400,000
Alvin Curling [3]	Director	since	Member of Provincial	250,000

Toronto, Ontario		November 2002	Parliament (Ontario)	
Terry A. Canning [1] Oakville, Ontario	Director	since September 2004	V.P. & GM Rogers Internet Services & V.P. Strategic Planning Rogers Communications Inc. (a communications company)	Nil
Mr. Frank Scarpitti Markham, Ontario	Nominee	N/A	Deputy Mayor, Town of Markham	Nil

1. All of the Nominees have held the indicated positions for the past five years.
2. The information as to shares beneficially owned or over which the above-named officers and directors exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective officers and directors individually.
3. Member of the Audit Committee. The Corporation does not have an Executive Committee.
4. These shares are registered in the name of V-Chip Canada Enterprises Ltd.
5. Served as a director during this period as a nominee of Nichimen Corporation.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THEIR SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

None of the Nominees is, or has been within the ten (10) year period prior to the date hereof, a director or officer of any company that, while the person was acting in that capacity, was the subject of, or an event occurred that after the Nominee ceased to be a director or officer resulted in, a cease trading or similar order, or an order that denied the company access to any exemptions under Canadian securities legislation, for a period of more than thirty (30) consecutive days.

None of Nominees is, or has been within the ten (10) year period prior to the date hereof, a director or officer of any company that, while that person was acting in that capacity or within one year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager, or trustee appointed to hold the assets of such company.

None of Nominees has, within the ten (10) year period prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or initiated any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets except for Bruce J. Daley, who in 1998 entered into a settlement with a creditor who had brought a petition for a receiving order against Mr. Daley, the terms of which were subsequently satisfied and the petition abandoned.

Reappointment of Auditors

Ernst & Young LLP, Chartered Accountants, were first appointed as independent auditors of the Corporation on September 25, 1998.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, as auditors of the Corporation for the year ending March 31, 2006, and to authorize the directors to fix their remuneration.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted –average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (1)	550,000	$1.95	2,599,200
Equity compensation plans not approved by securityholders (2)	118,065	$1.04	Nil
Total	**668,065**		**2,599,200**

(1) Stock Option Plan.
(2) See Note 9 (d) to the Consolidated Financial Statements of the Corporation for the year ended March 31, 2005 for a description of the arrangement.

Additional Information and Availability of Documents

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation's financial statements and MD&A for its most recently completed financial year. Copies of the following documents are available without charge to shareholders upon written request to the Secretary of the Corporation at 41 Pullman Court, Toronto, Ontario M1X 1E4:

1. the 2005 Annual Report to Shareholders containing the consolidated financial statements for the year ended March 31, 2005, together with the accompanying report of the auditor and the MD&A;

2. this Information Circular; and

3. the Corporation's most recent Annual Information Form.

* * * * * * * * * * * * * * * * *

The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

DATED as of the 4th day of August, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Q. H. Siddiqi

Qamrul H. Siddiqi, Secretary